SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2008
Commission File Number: 000-30540
GIGAMEDIA LIMITED
207 Tiding Blvd — Section 2
Taipei, Taiwan (R.O.C.)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-           .)
GIGAMEDIA LIMITED is submitting under cover of Form 6-K:
1.	GigaMedia Notice of Annual Shareholder Meeting and Proxy Statement (attached hereto as Exhibit 99.1)

TABLE OF CONTENTS

Signatures
EX-99.1 NOTICE OF THE NINTH ANNUAL GENERAL MEETING OF SHAREHOLDERS
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited (Registrant)
Date: June 2, 2008	By: /s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	President and Chief Operating Officer